August 10, 2018

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Northern Lights Fund Trust, File Nos. 333-122917 and 811- 21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust (the “Trust”), a registered investment company, we hereby submit, via electronic filing, a proxy statement/prospectus under the Securities Act of 1933, as amended, on Form N-14. The proxy statement/prospectus is filed in connection with the planned reorganization of the Biondo Focus Fund, a series of the Trust, into the Biondo Growth Fund, a series of the Trust.

If you have any questions, please contact Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew J. Davalla